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                               September 22, 2022

       Robert Striar
       Chief Executive Officer
       Bull Horn Holdings Corp.
       801 S. Pointe Drive, Suite TH-1
       Miami Beach, Florida 33139

                                                        Re: Bull Horn Holdings
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 12,
2022
                                                            File No. 333-265206

       Dear Mr. Striar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4, filed September 12, 2022

       Nasdaq may delist the Company's securities from trading on its exchange..., page 44

   1. We note your disclosure regarding Nasdaq Listing Rules 5505(a) and 5505(b)(2). Please
                                                        revise this disclosure
to more accurately convey all of the requirements of these listing rules or,
alternatively, revise your disclosure to note that your description of the rules is not a full restatement
of the rules. For example, you note that under Nasdaq Listing Rule
                                                        5505(a), the Company
s minimum stock price would need to be at least $4.00 per share and that the Company
will be required to have a minimum of    300 public holders of
                                                           rounder lots    of
100 shares[,]    but you do not mention that the Company will need to
                                                        have, among other
things, at least 1,000,000 Unrestricted Publicly Held Shares.
 Robert Striar
FirstName  LastNameRobert
Bull Horn Holdings  Corp. Striar
Comapany 22,
September  NameBull
               2022 Horn Holdings Corp.
September
Page 2     22, 2022 Page 2
FirstName LastName
Closing Conditions, page 95

2. We note the portion of your response to comment 5 from our August 10, 2022 letter that the Nasdaq staff may have preliminarily indicated that you may use the operating history of Coeptis to meet the operating history requirement while using the trading price of the
         Bull Horn ordinary shares for the share price requirement. Since it appears from your response that you will be relying on Nasdaq Listing Rules 5505(a)(1)(A) and (b)(2), we do
         not take a position on using the operating history of Coeptis to meet the operating history requirement while using the trading price of the Bull Horn ordinary shares for the share price requirement in order to meet the Nasdaq listing requirements, and have no further comments at this time.
       You may contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Joshua N. Englard, Esq.